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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Permian Basin Royalty Trust
(Name of Issuer)
Units of Beneficial Interest
(Title of Class of Securities)
714236106
(CUSIP Number)
Frederick J. Plaeger, Esq.
717 Texas, Suite 2100
Houston, Texas 77002
713-624-9000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 21, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	714236106	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Burlington Resources Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
91-1413284

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		10,627,741

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,627,741

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,627,741

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	714236106	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Burlington Resources Oil & Gas Company LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
41-1400579

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,627,741

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

10,627,741

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,627,741

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	714236106	Page	4	of	6

1	NAMES OF REPORTING PERSONS: BROG GP Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
76-0667087

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,627,741

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

10,627,741

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,627,741

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

AMENDMENT NO. 7 TO ORIGINAL REPORT ON SCHEDULE 13D
     Introduction
     This constitutes Amendment No. 7 (the “Amendment”) to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on April 17, 1993 (the “Original 13D Filing”), on behalf of Burlington Resources Inc., a Delaware Corporation (“Parent”), and Southland Royalty Company (“Southland”), the predecessor of Burlington Resources Oil & Gas Company LP, a Delaware limited partnership (“BROG”). BROG is an indirect wholly-owned subsidiary of Parent, and BROG GP Inc. (“BROG GP”) is its sole general partner. BROG GP is a wholly-owned subsidiary of Parent. As used herein, the term “Reporting Persons” refers to Parent, BROG and BROG GP, collectively. The Original 13D Filing has been previously amended by Amendment Nos. 1-6 filed with the SEC (the Original 13D Filing as amended is referred to herein collectively as the “Statement”), relating to the units of beneficial interest (“Units”) of Permian Basin Royalty Trust (“PBT”). Unless specifically amended hereby, the disclosure set forth in the statement shall remain unchanged.
     Item 4. Purpose of the Transaction
     The penultimate paragraph of Item 4 is hereby amended and restated in its entirety as follows:
     “On April 14, 2005 Parent and PBT filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the proposed resale by the Reporting Persons of any or all of the 27,577,741 Units of which they were the beneficial owners. On August 8, 2005, BROG sold a total of 8,250,000 Units at a price of $15.45 per Unit (before underwriting discount and expenses of the offering) in an underwritten public offering to a syndicate of underwriters consisting of Goldman, Sachs & Co., Lehman Brothers Inc., Citigroup Global Markets Inc., Wachovia Capital Markets, LLC, RBC Capital Markets Corporation and Stifel Nicolaus & Company, Incorporated. In addition, BROG granted those underwriters a 30-day option to purchase up to 1,237,500 additional Units from Parent on the same terms and conditions, which option was exercised for the purchase of 100,000 Units on September 9, 2005. On December 21, 2005, BROG sold a total of 8,600,000 Units at a price of $15.75 per Unit (before underwriting discount and expenses of the offering) in an underwritten public offering to a syndicate of underwriters consisting of Lehman Brothers Inc., Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., RBC Capital Markets Corporation, Credit Suisse First Boston LLC, UBS Securities LLC and Stifel Nicolaus & Company, Incorporated (collectively, the “Underwriters”). In addition, BROG granted the Underwriters a 30-day option to purchase up to 1,290,000 additional Units from Parent on the same terms and conditions.”
     Item 5. Interest in Securities of the Issuer.
     The information in Item 5(a) is hereby amended and restated in its entirety as follows:
     "(a) Aggregate Number and Percentage of the Class Beneficially Owned: The Reporting Persons collectively own 10,627,741 Units, or 22.8%, of the 46,608,796 Units reported by PBT to be outstanding as of November 30, 2005.”
     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information in Item 6 is hereby amended and restated in its entirety as follows:
     “Pursuant to the Underwriting Agreement, dated December 15, 2005 among Parent, BROG, PBT and the Underwriters, Parent granted the Underwriters a 30-day option to purchase up to 1,290,000 additional Units on the terms and conditions set forth therein.”

     Item 7. Exhibits.
     The following exhibit is hereby added to Item 7:
“•	Exhibit 7(a)(2) Underwriting Agreement, dated December 15, 2005, among Parent, BROG, PBT and the Underwriters (Incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Parent on December 20, 2005).”
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: January 5, 2006

BURLINGTON RESOURCES INC.
By:	/s/ Frederick J. Plaeger II
	Name:	Frederick J. Plaeger II
	Title:	Vice President and General Counsel

BROG GP INC.
By:	/s/ Frederick J. Plaeger II
	Name:	Frederick J. Plaeger II
	Title:	Vice President and General Counsel

BURLINGTON RESOURCES OIL & GAS COMPANY LP
By:		BROG GP INC. Sole General Partner
By:	/s/ Frederick J. Plaeger II
	Name:	Frederick J. Plaeger II
	Title:	Vice President and General Counsel